Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Class of Securities)

719358202
(CUSIP Number)

Paul J. Denby
179 Milford Circle
Mooresville, NC  28117
(704) 662-3549

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.  719358202*

1	NAMES OF REPORTING PERSON: Paul J. Denby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,025,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,025,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%
14	TYPE OF REPORTING PERSON: IN

* Former CUSIP No. was 719358103, new CUSIP No. reflects the 1 for 7 Reverse Split done on January 26, 2009.

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Item 1 Security and Issuer

This Amendment No. 1 Statement on Schedule 13D (this "Amendment No. 1") amends and supplements the intial Statement on Schedule 13D filed on October 30, 2009 relating to the Common Stock, par value $0.01 per share (the "Shares"), of PhotoMedex, Inc., a Delaware corporation (the “Company”) and reports the purchase of 230,000 Shares.  The principal executive offices of the Company are located at 147 Keystone Drive, Montgomeryville, PA 18936.

Item 2 Identity and Background

This statement is being filed by Paul J. Denby, a citizen of the United States of America (“Denby”).  Denby’s principal business of personal investments is conducted from his principal business office at 179 Milford Circle, Mooresville, NC 28117. The IRA through which Denby purchased 230,000 Shares in the Company is a self-directed IRA, under which Denby directs the investments of funds.

Denby has not been a party to any criminal proceeding in the past five years, nor has Denby been in involved in any civil proceeding regarding violations of federal or state securities laws during the past five years.

Item 3 Source and Amount of Funds or Other Consideration

        Morgan Stanley & Company Custodian for the Paul J. Denby IRA purchased 230,000 Shares at $0.65 per share, for an aggregate purchase price of $149,500, in a private placement transaction with the Company on November 10, 2009.  Denby has paid an aggregate price of $1,561,751 for his 1,025,000 Shares in the Company.

Item 4 Purpose of Transaction

    Denby acquired the shares to satisfy his previous commitment to a further investment of $149,500 for 230,000 additional Shares in the Company, as reported in the Schedule 13D filed on October 30, 2009.

Item 5 Interest in Securities of the Issuer

(a)	Denby owns 1,025,000 Shares, which represent 7.6% of the issued and outstanding Shares.
(b)	Denby possesses the sole power to vote and dispose of the Shares described in Item 5(a) herein.
(c)
During the past sixty days, beginning September 11, 2009, through November 10, 2009, Denby, has effected two transactions in the Company’s Stock; namely the transaction for 385,000 Shares which was effected, through a revocable trust established for himself, in a private placement on October 22, 2009 and the transaction for 230,000 Shares which was effected, through a self-directed IRA, in a private placement on November 10, 2009.

Date of Transaction	Shares	Price Per Share
10/22/09	385,000	$0.65
11/10/09	230,000	$0.65

(d)	No person is known to have the right to receive, or the powers to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.

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Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements or understandings between Denby and the Company or between Denby and any other person, except for a Securities Purchase Agreement, dated November 10, 2009, between Denby and the Company, whereunder Denby acquired 230,000 Shares of the Company in a private placement.

Item 7 Exhibits

    None

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of November, 2009

/s/ Paul J. Denby
Paul J. Denby